Exhibit 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Years Ended December 31,
	2004	2003	2002

Numerator:
Net Income	$10,608,373	$8,208,356	$7,238,298

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	7,025,118	7,010,007	7,015,929

Effect of dilutive securities:
Convertible preferred stock	23,607	—	—
Officer stock option plan	73,036	63,280	36,992

	96,643	63,280	36,992

Denominator for diluted earnings per share — weighted average common shares outstanding and assumed conversions	7,121,761	7,073,287	7,052,921

Basic earnings per share	$1.51	$1.17	$1.03

Diluted earnings per share	$1.49	$1.16	$1.03